UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mesoblast Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

590717104

(CUSIP Number)

October 24, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590717104

1.	Names of Reporting Persons. Cephalon, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 23,395,656
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 23,395,656

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,395,656
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%*
12.	Type of Reporting Person (see Instructions) CO

*	Percentage is based on 470,442,925 ordinary shares issued and outstanding as of September 19, 2017.

CUSIP No. 590717104

1.	Names of Reporting Persons. Teva Pharmaceutical Industries Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 23,395,656
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 23,395,656

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,395,656
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%*
12.	Type of Reporting Person (see Instructions) OO

*	Percentage is based on 470,442,925 ordinary shares issued and outstanding as of September 19, 2017.

Item 1.

(a)	Name of Issuer: Mesoblast Limited

(b)	Address of Issuer’s Principal Executive Offices: Level 38, 55 Collins Street, Melbourne 3000, Australia

Item 2.

(a)	Name of Person Filing: This Statement is filed by Cephalon, Inc., a Delaware corporation (“Cephalon”) and Teva Pharmaceutical Industries Limited, an Israel company and parent of Cephalon (“Teva”). Teva and Cephalon are collectively referred to as the “Reporting Persons”.

(b)	Address of Principal Business Office or, if none, Residence:

Cephalon, Inc.

1090 Horsham Road

North Wales, PA 19454

Teva Pharmaceutical Industries Limited

5 Basel Street

PO Box 3190

Petach Tikva 4951033

Israel

(c)	Citizenship: Cephalon, Inc. is a Delaware corporation and Teva Pharmaceutical Industries Limited is an Israeli corporation.

(d)	Title of Class of Securities: Ordinary shares, no par value

(e)	CUSIP Number: 590717104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78c).

(b)	☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C 78c).

(c)	☐	Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	Investment Adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with SS 240. 13d-1(b) (ii) (F);

(g)	☐	Parent Holding Company or Control Person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940(15 U.S.C 80a-3);

(j)	☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person

(b)	Percent of class: 4.97%, which is based on 470,442,925 ordinary shares issued and outstanding as of September 19, 2017.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person

(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CEPHALON, INC.

Date: October 31, 2017	/s/ Brian E. Shanahan
Name: Brian E. Shanahan
Title: Secretary

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: October 31, 2017	/s/ Michael McClellan
Name: Michael McClellan
Title: Senior Vice President, Interim Chief Financial Officer